Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-163192 on Form S-4 of our reports dated December 14, 2009, relating to the consolidated financial statements and financial statement schedule of The Steak n Shake Company (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the change in method of accounting for income tax uncertainties) and the effectiveness of The Steak n Shake Company’s internal control over financial reporting included in the Annual Report on Form 10-K of The Steak n Shake Company for the year ended September 30, 2009, and to the reference to us under the heading "Experts" in the Prospectus, which is part of such Registration Statement.

/s/Deloitte & Touche LLP
Indianapolis, Indiana
February 25, 2010